

December 19, 2011

<u>Via e-mail:</u>
Mr. Nehemia Zucker
Chief Executive Officer
j2 Global Communications, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

> **Re:** **j2 Global Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
>
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 0-25965**

Dear Mr. Zucker:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Definitive Proxy Statement filed on March 29, 2011</u>

<u>Compensation Discussion and Analysis, page 20</u>

1. Your Compensation Discussion and Analysis section suggests that you benchmark certain elements of your executive compensation program. For instance, the penultimate paragraph on page 20 states Pearl Meyer & Partners, LLC conducted a compensation survey for the 2011 executive compensation program. Also, the Salary discussion on page 21 states the Compensation Committee takes into account comparative compensation information from surveys; the Senior Management Bonus Program discussion on page 22 states the Bonus Program is based in part on third-party compensation surveys; and the Stock Based Compensation discussion on page 24 states third-party compensation surveys are considered in determining the size of awards. Please advise whether you benchmark elements of your

executive compensation and, if so, disclose in future filings the peer companies that are part of the surveys. See Item 402(b)(2)(xiv) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Note 1. Use of Estimates, page 6

2. We note that you changed your estimate to the actual remaining service obligations for your annual eFAX® subscribers. Please tell us in detail why the actual remaining service obligations were not previously known. It is unclear to us why your revenue recognition policy required you to estimate the remaining service obligations of such subscribers.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney at (202) 551-3310 or Jessica Plowgian, Senior Staff Attorney at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director